SENTIENT BRANDS

555 Madison Avenue, 5th Floor -New York, NY 10022

July 6, 2022

United States Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Sentient Brands Holdings, Inc.
FORM 1A/A
Filed July 5, 2022

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sentient Brands Holdings, Inc. (the “Registrant”) hereby requests immediate withdrawal of its FORM 1A/A, which was filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2022, along with any exhibits (the “FORM 1A/A”).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the FORM 1A/A.

The Registrant believes that withdrawal of the FORM 1A/A is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the FORM 1A/A will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions, please contact our counsel, Jonathan Leinwand (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

SENTIENT BRANDS HOLDINGS, INC.

By:	/s/ Dante Jones
Dante Jones, Interim Chief Executive Officer, Interim President, Interim Chief Financial Officer, Interim Treasurer and Interim Secretary